Elaine D. Marion
Chief Financial Officer
(O) 703-984-8040
emarion@eplus.com

February 19, 2020

VIA EDGAR AND U.S.P.S.

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

ATTN:	Mr. Adam Phippen
Mr. Bill Thompson

Re:	ePlus inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed May 23, 2019
File No. 1-34167

Ladies and Gentlemen:

This letter is submitted by ePlus inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's Form 10-K for the fiscal year ended March 31, 2019 (the "Form 10-K"), as set forth in your letter to the Company dated February 5, 2020.

For your reference, the text of the comment contained in your letter has been reproduced herein, followed by the Company's response.

Form 10-K for the Fiscal Year Ended March 31, 2019
Financial Statements and Schedules
8.  Notes Payable and Credit Facility, page F-24

1.
Reference is made to the last paragraph on page 24 where you disclose that the credit facility restricts the ability of ePlus Technology, inc. to transfer funds to its affiliates in the form of dividends, loans or advances with certain exceptions for dividends to ePlus inc.  If material, please disclose in more detail the nature of any restrictions on the ability of ePlus Technology, inc. to transfer funds to ePlus inc. in the form of cash dividends, loans or advances and disclose separately the amounts of such restricted net assets as of the end of the most recently completed fiscal year.  Refer to Rule 4-08(e)(3) of Regulation S-X.  Please also tell us your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

RESPONSE: The credit facility between Wells Fargo Commercial Distribution Finance, LLC (“WFCDF”) and ePlus Technology, inc. provides that ePlus Technology, inc. may make loans or advances in the ordinary course of business up to $30.0 million, if (i) we are not in default under the terms and conditions of the agreement, and (ii) our available borrowing as defined in the credit facility is not less than $20.0 million.  Loans or advances to affiliates outside of normal course of business are not permitted without prior written consent.  In addition, ePlus Technology, inc. may make a dividend to ePlus inc. if, after giving effect to such dividend and as of the date of the dividend, (i) we are not in default under the terms and conditions of the agreement, (ii) our available borrowing as defined in the credit facility is not less than $20.0 million, and (iii) we do not have any outstanding borrowings under the accounts receivable component of the credit facility.  As of March 31, 2019, all three of these criteria were met and there were no restricted net assets of ePlus Technology, inc.  Therefore, the parent only financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X was not required.

In future filings, beginning with our Form 10-K for the fiscal year ended March 31, 2020, the Company will disclose the nature of restrictions and amounts of restricted net assets as required under Rule 5-04(e)(3) of Regulation S-X, if material.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:	Mark P. Marron, President and CEO, ePlus inc.
Lloyd H. Spencer, Esq., Nixon Peabody LLP

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com